Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

The following is a list of subsidiaries the registrant will have immediately following the separation, omitting subsidiaries which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of the date of the separation:

Name of Subsidiary	Jurisdiction of Incorporation

SAIC International Holdings, Inc.	Delaware